Brigade Leveraged Capital Structures Fund Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way
Camana Bay, Grand Cayman KY1-9007
Cayman Islands

April 2, 2012

via email and edgar

Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Ladies and Gentlemen:

Reference is made to your letter, dated March 29, 2012, regarding the Preliminary Proxy Statement on Form 14A filed by Brigade Leveraged Capital Structures Fund Ltd., Brigade Capital Management, LLC, Donald E. Morgan, III and Neal P. Goldman (collectively, “Brigade”) with the Securities and Exchange Commission (the “Commission”) on March 20, 2012 (File No. 0-53921).

Per your request, each of the undersigned hereby acknowledges that:

•         It is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.

By:  /s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member

BRIGADE CAPITAL MANAGEMENT, LLC

By:  /s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Director

/s/ Donald E. Morgan
Donald E. Morgan, III

/s/ Neal P. Goldman
Neal P. Goldman